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                 August 19, 2020

       James J. Moore, Jr.
       President, Chief Executive Officer and Director
       Atlantic Power Corporation
       3 Allied Drive, Suite 155
       Dedham, Massachusetts 02026

                                                        Re: Atlantic Power
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 12,
2020
                                                            File No. 333-245462

       Dear Mr. Moore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Craig B. Brod, Esq.